Brian J. Kearns

Chief Financial Officer

February 12, 2008

Jim B. Rosenberg

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Dear Mr. Rosenberg:

I am in receipt of your SEC comment letter dated January 29, 2008.  I am writing this letter to request an extension of Lannett’s required response date to this comment letter.

Lannett Company is requesting that our response to the above referenced SEC comment letter be submitted no later than Friday, February 29, 2008 in order to provide you with a complete and thorough response.

I appreciate your consideration of this extension request and would like to thank you in advance for being available to address potential questions as we respond to your comments.

Sincerely,

Brian J. Kearns

cc. Mark Brunhofer